UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

 Pursuant to Rule 13a-16 or 15d-16

 Under the Securities Exchange Act of 1934

For the month of: July 2021

Commission file number: 001- 38041

SCISPARC LTD.

 (Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A

 Tel Aviv 6971916, Israel

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

On July 7, 2021, SciSparc Ltd. (the “Company”) issued a press release titled: “SciSparc to Commence Phase IIa Clinical Trial of SCI-110 for the Treatment of Alzheimer's Disease and Agitation.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Report on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-225745 and File No. 333-233417) and on Form S-8 (File No. 333-225773) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release titled: “SciSparc to Commence Phase IIa Clinical Trial of SCI-110 for the Treatment of Alzheimer's Disease and Agitation.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: July 7, 2021	By	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Financial Officer

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